UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TOP SHIPS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y8897Y180
(CUSIP Number)
Dimosthenis Eleftheriadis 11 Kanari Street 106 71 Athens, Greece 011 (30) 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 25, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No.	Y8897Y180

1.	NAME OF REPORTING PERSONS Family Trading Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 11,596,551 (1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 11,596,551 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,596,551 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5% (2)

14.	TYPE OF REPORTING PERSON CO

____________________

(1) Represents the number of Common Shares issuable upon the conversion of 13,452 Series E Perpetual Convertible Preferred Stock (the “Series E Preferred Shares”) held by Family Trading Inc., assuming conversion at a conversion price of $1.16, calculated as described in Item 6 below as of October 25, 2021.

(2) See Item 5(a)

CUSIP No.	Y8897Y180

1.	NAME OF REPORTING PERSONS The Lax Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 11,696,551 (1)(2)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER

11,696,551 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,696,551 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7% (3)

14.	TYPE OF REPORTING PERSON OO

____________________

(1) The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer. The Lax Trust is the sole shareholder of Family Trading Inc., a Marshall Islands corporation and may be deemed to beneficially own all of the Common Shares beneficially owned by Family Trading, Inc.

(2) Includes 11,596,551 Common Shares issuable upon the conversion of 13,452 Series E Preferred Shares held by Family Trading Inc., assuming conversion at a conversion price of $1.16, calculated as described in Item 6 below as of October 25, 2021.

(3) See Item 5(a).

Explanatory Note:  This Amendment No. 4 (this "Amendment No. 4") amends and supplements the Schedule 13D (the "Schedule 13D") filed with the U.S. Securities and Exchange Commission (the "Commission") by Family Trading Inc. ("Family Trading") and the Lax Trust (the "Trust") on August 24, 2021. This Amendment No. 4 is being filed on behalf of Family Trading and the Trust (collectively, the “Reporting Persons”). This Amendment No. 4 is being filed to reflect the decrease in the beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Shares”) of TOP Ships Inc., a corporation incorporated in the Marshall Islands (the “Issuer”), resulting from an increase in the applicable conversion price, calculated as described in Item 6 below, of the Series E Preferred Shares beneficially owned by the Reporting Persons.

Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D filed with the Commission on August 24, 2021.

Item 1.	Security and Issuer

This Amendment No. 4 is being filed with respect to the Common Shares of the Issuer.

The address of the principal executive offices of the Issuer is:

1 Vasilisis Sofias and Megalou Alexandrou Str

15124 Maroussi

Greece

Item 2.	Identity and Background.

(d. and e.) To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2, including the Trustee, have, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of the Reporting Persons' knowledge and except as described in this Amendment No. 4, there are no material changes to this Item 2 from the Schedule 13D/A filed by the Reporting Persons with the Commission on October 7, 2021.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 4 is being filed to reflect the decrease in the beneficial ownership of Common Shares resulting from an increase in the applicable conversion price, calculated as described in Item 6 below, of the Series E Preferred Shares beneficially owned by the Reporting Persons.

Except as set forth above, there are no material changes to this Item 3 from the Schedule 13D/A filed by the Reporting Persons with the Commission on October 7, 2021.

Item 4.	Purpose of Transaction

There are no material changes to this Item 4 from the Schedule 13D/A filed by the Reporting Persons with the Commission on October 7, 2021.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a. and b.) According to information received from the Issuer, as of October 25, 2021, there were 39,831,972 Common Shares issued and outstanding.

Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Family Trading may be deemed to beneficially own 11,596,551 Common Shares, representing approximately 22.5% of the outstanding Common Shares. This percentage ownership is based on 51,428,523 Common Shares outstanding, which is calculated for this purpose by taking the sum of (i) 39,831,972 Common Shares issued and outstanding and (ii) 11,596,551 Common Shares, the number of Common Shares issuable upon the conversion of 13,452 Series E Preferred Shares held by Family Trading Inc., assuming conversion at a conversion price of $1.16, calculated as described in Item 6 below as of October 25, 2021. Family Trading has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 11,596,551 Common Shares. Family Trading has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 11,596,551 Common Shares.

The Trust may be deemed to beneficially own 11,696,551 Common Shares, representing approximately 22.7% of the outstanding Common Shares. This percentage ownership is based on 51,428,523 Common Shares outstanding, which is calculated for this purpose by taking the sum of (i) 39,831,972 Common Shares issued and outstanding and (ii) 11,596,551 Common Shares, the number of Common Shares issuable upon the conversion of 13,452 Series E Preferred Shares held by Family Trading Inc., assuming conversion at a conversion price of $1.16, calculated as described in Item 6 below as of October 25, 2021. Family Trading has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 11,696,551 Common Shares. Family Trading has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 11,696,551 Common Shares.

Voting and disposition of the Common Shares held by the Trust requires the approval of the Trustee of the Trust.

Except as described above, to the best knowledge of the Reporting Persons, no Common Shares are beneficially owned by the persons named in response to Item 2.

(c.) Except for those transactions described herein (see Item 3 and Item 6), to the best knowledge of the Reporting Persons, no other transactions in the Common Shares were effected by the persons named in response to Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

Series E Perpetual Convertible Preferred Stock

On March 29, 2019, the Issuer entered into a Stock Purchase Agreement with Family Trading for the sale of 27,129 newly issued Series E Preferred Shares at a price of $1,000 per share, in exchange for the full and final settlement of the loan facility between our Company and Family Trading dated December 23, 2015, as amended. On June 30, 2019, the Issuer issued 1,029 Series E Preferred Shares for the payment of dividends accumulated since the original issuance of the Series E Preferred Shares through June 30, 2019. From July 25, 2019 to March 19, 2020, the Issuer redeemed 33,798 of Series E Preferred Shares pursuant to their terms for an aggregate purchase price of $38.9 million. On February 17, 2020, the Issuer issued 16,004 Series E Preferred Shares to Family Trading, as settlement of the consideration outstanding for the purchase of the M/T Eco City of Angels and M/T Eco Los Angeles from parties affiliated with Mr. Pistiolis, and for dividends payable to Family Trading Inc. under already-outstanding Series E Preferred Shares. On June 30, 2020, we issued 900 Series E Preferred Shares to Family Trading, as settlement for dividends payable to Family Trading under already-outstanding Series E Preferred Shares.

On August 20, 2020, the Issuer and Family Trading entered into a Standstill Agreement, pursuant to which Family Trading agreed not to convert any of its Series E Preferred Shares into Common Shares until August 20, 2021.

On September 8, 2021, pursuant to a Sale and Purchase Agreement between the Issuer and Zizzy Charter Co. dated September 8, 2021, the Issuer issued 2,188 Series E Preferred Shares to Family Trading as partial settlement of the consideration outstanding for the purchase of an additional 65% ownership interest in each of Julius Caesar Inc. and Legio X Inc., each a party to shipbuilding contracts for VLCC Julius Caesar and VLCC Legio X Equestris, respectively, from a party affiliated with Mr. Pistiolis.

The following description of the Series E Preferred Shares is subject to and qualified in its entirety by reference to the Statement of Designations of the Series E Preferred Shares, which is incorporated by reference herein.

The Series E Preferred Shares have the following characteristics:

Conversion. Each holder of Series E Preferred Shares, at any time and from time to time, has the right, subject to certain conditions, to convert all or any portion of the Series E Preferred Shares then held by such holder into the Issuer’s Common Shares at the conversion rate then in effect. Each Series E Preferred Share is convertible into the number of the Issuer’s Common Shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following four prices (the “Series E Conversion Price”): (i) $500.00, (ii) 80% of the lowest daily VWAP of the Issuer's Common Shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Issuer’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Issuer’s Common Shares in any transaction from the date of the issuance the Series E Perpetual Preferred Stock onwards, but in no event will the Series E Conversion Price be less than $0.60 (the “Floor Price”). The Floor Price is adjusted (decreased) in case of splits or subdivisions of our outstanding shares and is not adjusted in case of reverse stock splits or combinations of our outstanding shares. The Series E Conversion Price is subject to appropriate adjustment in the event of certain dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Shares.

Limitations of Conversion. Holders of the shares of Series E Preferred Shares shall be entitled to convert the Series E Preferred Shares in full, regardless of the beneficial ownership percentage of the holder after giving effect to such conversion.

Voting.  The holders of each Series E Preferred Share are entitled to the voting power of one thousand (1,000) Common Shares of the Issuer.  The holders of Series E Preferred Shares and the holders of the Issuer’s Common Shares shall vote together as one class on all matters submitted to a vote of shareholders of the Issuer. The holders of Series E Preferred Shares have no special voting rights and their consent shall not be required for taking any corporate action.

Distributions. The holders of Series E Preferred Shares are entitled to receive certain dividends and distributions paid to holders of Common Shares on an as-converted basis. Upon any liquidation, dissolution or winding up of the Issuer, the holders of Series E Preferred Shares shall be entitled to receive the net assets of the Issuer pari passu with the Common Shares.

Redemption.  The Issuer at its option shall have the right to redeem a portion or all of the outstanding Series E Preferred Shares. The Issuer shall pay an amount equal to one thousand dollars ($1,000) per each Series E Preferred Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including March 29, 2020 and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after March 29, 2020, plus an amount equal to any accrued and unpaid dividends on such Preferred Shares (collectively referred to as the "Redemption Amount"). In order to make a redemption, the Issuer shall first provide one business day advance written notice to the holders of his intention to make a redemption (the “Redemption Notice”), setting forth the amount it desires to redeem. After receipt of the Redemption Notice, the holders shall have the right to elect to convert all or any portion of their Series E Preferred Shares. Upon the expiration of the one business day period, the Issuer shall deliver to each holder the Redemption Amount with respect to the amount redeemed after giving effect to conversions effected during the notice period. The Series E Preferred Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstance.

Dividends. The holders of outstanding Series E Preferred Shares shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a "Semi Annual Dividend Payment Date"), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series E Preferred Shares computed on the basis of a 365-day year and the actual days elapsed. Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends paid on the Series E Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Issuer’s Board of Directors may fix a record date for the determination of holders of Series E Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof. Dividends will not be payable in cash, if such payment violates any provision of any senior secured facility that the Issuer has entered or (as the case may be) will enter into, or any senior secured facility for which the Issuer has provided or (as the case may be) will provide a guarantee, for as long as such provisions, if any, remain in effect.

Ranking. All Series E Preferred Shares shall rank pari passu with all classes of the Issuer’s Common Shares.

As of October 25, 2021, the 13,452 Series E Preferred Shares beneficially owned by the Reporting Persons are convertible into 11,596,551 Common Shares, assuming conversion at the Series E Conversion Price of $1.16, calculated as described above as of such date.

Series D Preferred Stock

On May 8, 2017, the Issuer issued 100,000 shares of Series D Preferred Stock to Tankers Family Inc. a corporation all of whose outstanding common shares are owned by the Trust. One share of Series D Preferred Stock has the voting power of 1,000 Common Shares. On December 1 and December 10, 2020, the Issuer sold and leased back M/T Eco Beverly Hills and M/T Eco Bel Air, respectively, to a third non-affiliated party (the “Navigare Lease”). As a prerequisite for the Navigare Lease, Mr. Evangelos J. Pistiolis personally guaranteed the performance of the bareboat charters entered in connection with the lease, under certain circumstances, and in exchange, the Issuer amended the Certificate of Designations governing the terms of the Series D Preferred Shares, to adjust the voting rights per share of Series D Preferred Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of the total voting power of the outstanding voting shares of the Issuer, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease. The voting power of each share of Series D Preferred Stock and the number of shares of Series D Preferred Stock outstanding are not otherwise subject to adjustment, including in the event of a stock dividend payable on the Issuer’s Common Shares or a subdivision or combination of the Issuer’s outstanding Common Shares. Shares of the Series D Preferred Stock are not convertible into Common Shares and have no dividend or other economic rights.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Undertaking.

Exhibit B

Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 6-K, filed with the Commission on May 8, 2017).

Exhibit C	Certificate of Amendment to Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 6-K, filed on December 4, 2020).

Exhibit D	Stock Purchase Agreement dated March 29, 2019 (incorporated by reference to Exhibit 99.1 of the Issuer's Current Report on Form 6-K, filed with the Commission on April 1, 2019).

Exhibit E	Certificate of Designation of Series E Perpetual Convertible Preferred Stock dated March 29, 2019 (incorporated by reference to Exhibit 99.2 of the Issuer's Current Report on Form 6-K, filed with the Commission on April 1, 2019).

Exhibit F	Standstill Agreement dated August 20, 2020 (incorporated by reference to Exhibit 4.28 of the Issuer's Annual Report on Form 20-F, filed with the Commission on April 23, 2021).

Exhibit G	Sale and Purchase Agreement between Top Ships Inc. and Zizzy Charter Co. dated September 8, 2021 (incorporated by reference to Exhibit G of the Schedule 13D/A filed by the Reporting Persons with the Commission on September 24, 2021).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2021	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Director

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Karen Marshall
	Name:	Karen Marshall
	Title:	Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of TOP Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A, and any amendments hereto, jointly on behalf of each such party.

Dated: October 25, 2021	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President / Director

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Karen Marshall
	Name:	Karen Marshall
	Title:	Director